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                              May 16, 2022

       Jun Wang
       Chief Executive Officer
       Yubo International Biotech Limited
       Room 105, Building 5, 31 Xishiku Avenue
       Xicheng District, Beijing, China

                                                        Re: Yubo International
Biotech Limited
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed April 20,
2022
                                                            File No. 333-255805

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2022 letter.

       Amendment No. 6 to Form S-1 Filed April 20, 2022

       General

   1.                                                   Please confirm that in
your Exchange Act filings you will provide disclosure
                                                        highlighting the risks
associated with investing in companies that are based in or that have significant operations
in the PRC.
       Cover Page

   2. We note your response to prior comment 1. Please revise your Cover Page to expressly acknowledge that action
by the Chinese regulatory authorities disallowing the contractual arrangements that you
have with Yubo International Biotech (Beijing) Limited would likely result in a
material change in your operations and/or a material change in the value
 Jun Wang
Yubo International Biotech Limited
May 16, 2022
Page 2
         of the securities you are registering for sale.
3. We note the revisions you made in response to prior comment 2. Please revise to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of the VIE.
4. We note your response to prior comment 4 in our letter dated December 30, 2021. Please add to the cover page a cross reference to the condensed consolidating schedule filed as an exhibit to the registration statement.
Prospectus Summary, page 1

5. We note the revisions you made in response to prior comment 4. Please disclose how you
         determined that permissions related to the CAC and the CSRC   s
Overseas Listing
         Regulations were not required. If you relied on the advice of counsel in making this determination, identify counsel and file its consent. If you did not consult counsel in making these determinations, explain why you did not obtain the advice of counsel; if true, disclose that your determination is based on a risk-based analysis; and include related risk factor disclosure. Please revise related disclosure elsewhere as appropriate.
6. We note your response to prior comment 6 in our letter dated December 30, 2021. Please disclose if you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe such policies and procedures.
7. We note your response to prior comment 7 in our letter dated December 30, 2021 and your statement on page 1 that your contractual arrangements allow you to exercise
         effective control    over Yubo Beijing. Neither the investors in the
holding company nor
         the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.
Summary
FirstNameRisk   Factors, page
           LastNameJun    Wang 2
Comapany
8.         NameYubo
       For each  summaryInternational
                           risk factor Biotech Limited
                                       you disclose, please include a
cross-reference to the more
May 16,detailed discussion
         2022 Page  2      of the risk in your Risk Factors section.
FirstName LastName
 Jun Wang
FirstName  LastNameJun   Wang
Yubo International Biotech Limited
Comapany
May        NameYubo International Biotech Limited
     16, 2022
May 16,
Page 3 2022 Page 3
FirstName LastName
Risk Factors
You may experience difficulties in effecting service of legal process, enforcing foreign judgments...., page 12

9. We note your disclosure that many of your senior executive officers and directors reside within China for a significant portion of the time and some of them are PRC nationals.
         Please revise to disclose that their residence in China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to other non-U.S. jurisdictions.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Principles of Consolidation, page F-9

10. We note your disclosures on page F-10 discussing the Exclusive Consulting Services
         Agreement, the Exclusive Purchase Option Agreement and the Equity Pledge Agreement
         among Yubo, Yubo WFOE, and the Yubo Shareholders. Please revise the references to
         Yubo and Yubo WFOE to be consistent with the defined terms for the subsidiaries or entities as disclosed on page F-9 and throughout the filing.
11. We note your response to prior comment 7 and the disclosures added to the summary of
         the    Exclusive Consulting Services Agreement    on page 1. Please
revise to provide
         similar disclosures in the footnotes to your financial statements. You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at
202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Christine Westbrook at 202-551-5019 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Barbara A. Jones, Esq.